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                             July 25, 2023

       Iain Brown
       Chief Financial Officer
       Mural Oncology Ltd
       10 Earlsfort Terrace
       Dublin 2, D02 T380, Ireland

                                                        Re: Mural Oncology Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted July 14,
2023
                                                            CIK No. 0001971543

       Dear Iain Brown:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10 as Confidentially Submitted on July 14,
       2023

       Business, page 105

   1. We note your response to prior comment 6, which we reissue in part. There are still numerous instances
throughout the Information Statement where information presented in your tables and figures
appears to be printed in type that is too small to read. Even with enhanced pixilation,
such text is not legible. Please revise to ensure any included figures and graphics can be
read. By way of example only and not limitation, we note the following:
                                                            Text in the
leftmost blue columns and in the "Indication" and "Dosing" columns of
 Iain Brown
Mural Oncology Ltd
July 25, 2023
Page 2
              your pipeline overview and discovery programs tables on page 112
                Text related to Part C in the dose expansion figure on page 116 Line items on the x and y axes in many of your tables, such as on pages 120 and 121.
Safety Observations, page 122

2. We note your response to to prior comment 11 and the distinction between the severity of adverse events as graded by the CTCAE and as defined by the FDA. Please disclose all serious adverse events observed in ARTISTRY-1 meeting the FDA definition and quantify the number of each type of event.
Conditions to the Distribution, page 173

3. You disclose that Alkermes in its sole discretion may waive any of the listed conditions to the distribution, including that Alkermes shall have received a private letter ruling from the IRS and a tax opinion from Goodwin Procter LLP. If Alkermes waives any such condition and the changes, such as those resulting from different tax consequences, would be material to Alkermes' shareholders, please tell us how such changes will be communicated to shareholders.
Voting, page 192

4. We note your revisions in response to prior comment 14. We also note your reference to your Constitution and your response letter's reference to Regulation 96 of your
       Constitution.
           Please file your articles and bylaws or instruments corresponding thereto.
           Additionally, your disclosure is not clear as to when voting is decided on a show of hands if all resolutions put to a vote of a general meeting of shareholders are to be decided on a poll. Please clarify when a show of hands may or will determine the vote. For example, will a show of hands determine the vote of a resolution at a special meeting, for other questions that arise at a meeting for which a poll is not demanded, or any other circumstances?
FirstName LastNameIain Brown
           Please incorporate risk factor disclosure describing the limitations on shareholder
Comapany voting
           NameMural
                  rightsOncology    Ltd show of hands voting can be used.
                          in cases where
July 25, 2023 Page 2
FirstName LastName
 Iain Brown
FirstName  LastNameIain Brown
Mural Oncology  Ltd
Comapany
July       NameMural Oncology Ltd
     25, 2023
July 25,
Page  3 2023 Page 3
FirstName LastName
        You may contact Frank Wyman at 202-551-3660 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Robert E. Puopolo